Mail Stop 4561
via fax (613) 728-3654

March 24, 2008

David Dobson
Chief Executive Officer and Director
Corel Corporation
1600 Carling Avenue
Ottowa, Ontario Canada K1Z 8R7

Re: Corel Corporation
Form 10-K for the Year Ended November 30, 2007
Filed February 8, 2008
File no. 000-20562

Dear Mr. Dobson:

We have reviewed your response letter dated March 20, 2008 in connection with the above referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 6, 2008.

Note 2. Summary of Significant Accounting Policies, page 73

Software Revenue Recognition, page 73

1. We note from your response to our prior comment 3 that the Company maintains a price list for the elements generally included in multiple arrangements that is differentiated based on geographic regions, customer types, and volumes. We further note that "typically" sales are in line with the price lists and product managers are involved in the exception approval process. Please explain further how often exceptions to the normal list prices are granted for your PCS and tell us how these exceptions are factored into your determination of VSOE. For instance, does the granting of such exceptions create variability in your pricing

amongst customer types? In this regard, clarify how the Company determines that prices are sufficiently clustered and tell us how you have concluded that you have VSOE of PCS for each customer class.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief